(b)(3)

THE GLENMEDE FUND, INC.

AMENDMENT NO. 2 TO THE BY-LAWS
ADOPTED ON SEPTEMBER 11, 2006

Pursuant to Article IX of the By-Laws of The Glenmede Fund, Inc. (the “Corporation”), effective September 11, 2006, Article II, Section 7 of the By-Laws of the Corporation shall be amended as follows:

Section 7. Voting. Each Stockholder shall have one vote for each full share and a fractional vote for each fractional share of stock having voting power held by such Stockholder on the record date set pursuant to Section 5 on each matter submitted to a vote at a meeting of Stockholders. Such vote may be made in person or by proxy. If no record date has been fixed for the determination of Stockholders, the record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business (i) on the day on which notice of the meeting is mailed or (ii) on the day 30 days before the meeting, whichever is the closer date to the meeting. At all meetings of the Stockholders, a quorum being present, a majority of all the votes cast shall be sufficient to approve any matter which properly comes before the meeting (other than election of any director, which shall require a plurality of all the votes cast at a meeting at which a quorum is present), unless otherwise expressly provided by the laws of the State of Maryland, the Investment Company Act of 1940, as from time to time amended, or the Articles of Incorporation, in which case such express provision shall control. At all meetings of Stockholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the Chairman of the meeting.

All other provisions of Article II shall remain unchanged.

The foregoing amendment to the By-Laws of the Corporation was duly authorized by the Board of Directors at a meeting held on September 11, 2006.